Mail Stop 4561

November 3, 2009

Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

Re: **Hauppauge Digital, Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2008
File No. 001-13550

Dear Mr. Tucciarone:

We have completed our review of your Form10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief